FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 2011

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 1, 2011 – Total Voting Rights
2.	Press release dated June 17, 2011 – ARM Acquires Obsidian Software

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 17, 2011

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1
ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31st May 2011 consists of 1,346,153,041  shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,346,153,041.

The above figure 1,346,153,041 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

ARM Acquires OBSIDIAN SOFTWARE

CAMBRIDGE, UK , Jun. 17, 2011-- ARM® [(LSE:ARM); (Nasdaq:ARMH)], today announced that it has acquired Obsidian Software,  a market leader in verification and validation used in the design of increasingly complex processors.  Obsidian Software is a privately-owned company, with offices in Austin, Texas.

As System on Chip (SoCs) and processors grow in complexity there is an increasing need to develop more sophisticated verification strategies. This acquisition augments ARM's drive in matching its verification strategies with the rate of change in its high performance, complex SoC IP components.

"ARM and Obsidian Software have had a long relationship which started with early work on Cortex™-A8" said Mike Inglis, GM and EVP, Processor Division, ARM. "The technology and people that will come with this acquisition are a significant addition to our capabilities in maximizing quality and reducing time to market of ARM-based SoCs."

"Obsidian Software has a long history of building advanced verification tools for the ARM architecture and enabling ARM partners" said Eric Hennenhoefer, President of Obsidian Software.  "The ARM ecosystem will be extended by the addition of Obsidian Software's verification solutions, which will accelerate the success of the ARM architecture in the marketplace."

The Obsidian Software validation team will become part of an ARM Processor validation team based in Austin, Texas.

•	About Obsidian Software
Obsidian Software, a privately held company with gross assets valued at less than $2 million , has been providing processor verification products, verification consulting and training services to processor designers since 1997. Obsidian's RAVEN software has been used by many of the world's leading semiconductor companies. Obsidian Software has been recognized as part of the INC500, Austin Heavy Hitters and Austin Fast 50.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited.  ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS and ARM Sweden AB.